UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Results of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2025

On March 26, 2026, KB Financial Group Inc. (“KB Financial Group”) held its annual general meeting of shareholders for fiscal year 2025. All agenda items were approved and ratified as set forth below.

Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2025:

Approved as originally proposed, with 98.1% voting in favor (representing 83.3% of the total issued shares with voting rights)

2)	Amendment of the articles of incorporation of KB Financial Group

Approved as originally proposed, with 98.5% voting in favor (representing 83.6% of the total issued shares with voting rights)

3)	Reduction of the capital reserve of KB Financial Group

Approved as originally proposed, with 98.7% voting in favor (representing 83.8% of the total issued shares with voting rights)

4)	Appointment of directors (three non-executive directors)

4-1)	Jaehong Choi, Non-Executive Director Candidate:

Approved as originally proposed, with 84.7% voting in favor (representing 71.9% of the total issued shares with voting rights)

4-2)	Myong-Hwal Lee, Non-Executive Director Candidate:

Approved as originally proposed, with 95.5% voting in favor (representing 81.0% of the total issued shares with voting rights)

4-3)	Jeong Ho Seo, Non-Executive Director Candidate:

Approved as originally proposed, with 97.4% voting in favor (representing 82.7% of the total issued shares with voting rights)

5)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Whajoon Cho, Non-Executive Director Candidate:

Approved as originally proposed, with 95.2% voting in favor (representing 79.8% of the total issued shares with voting rights)

6)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Sung-Yong Kim, Non-Executive Director Candidate:

Approved as originally proposed, with 86.8% voting in favor (representing 72.8% of the total issued shares with voting rights)

7)	Appointment of members of the Audit Committee, who are non-executive directors

7-1)	Sun Yeop Kim, Audit Committee Member Candidate:

Approved as originally proposed, with 97.5% voting in favor (representing 81.8% of the total issued shares with voting rights)

7-2)	Jeong Ho Seo, Audit Committee Member Candidate:

Approved as originally proposed, with 97.4% voting in favor (representing 81.7% of the total issued shares with voting rights)

8)	Approval of the aggregate remuneration limit for directors:

Approved as originally proposed, with 77.0% voting in favor (representing 65.3% of the total issued shares with voting rights)

Details of Approved Agenda Items

∎	Key items of the approved financial statements for fiscal year 2025

–	Consolidated financial statements for fiscal year 2025(1)

(In millions of Won, except per share amounts)

Total assets	797,923,033
Total liabilities	737,093,044
Share capital	2,090,558
Total equity(2)	60,829,989
Total operating revenue(3)	81,378,164
Net operating income	8,517,711
Profit for the year(4)	5,840,715
Basic earnings per share (Won)	15,410

Notes:  (1)  Based on International Financial Reporting Standards as adopted by the Republic of Korea.

(2)	Represents total equity, including equity attributable to non-controlling interests.
(3)

Represents the sum of interest income, fee and commission income, insurance income, reinsurance income, gain on financial instruments at fair value through profit and loss, other insurance finance income, and other operating income.

(4)	Represents total profit for the year, including profit attributable to non-controlling interests.

–	Separate financial statements for fiscal year 2025(1)

(In millions of Won, except per share amounts)

Total assets	30,853,140
Total liabilities	5,917,904
Share capital	2,090,558
Total equity	24,935,236
Total operating revenue(2)	3,892,351
Net operating income	3,659,114
Profit for the year	3,657,633
Basic earnings per share (Won)	9,456

Notes:  (1)  Based on International Financial Reporting Standards as adopted by the Republic of Korea.

(2)

Represents the sum of interest income, fee and commission income, gain on financial instruments at fair value through profit and loss, other operating income, and reversals of provision for credit losses.

–	Dividend payment for fiscal year 2025

A year-end cash dividend of KRW 1,605 per common share was approved, in addition to the aggregate quarterly cash dividend amount of KRW 2,762 per common share that has already been paid in 2025:

1)	Total dividend amount for fiscal year 2025: KRW 1,577,773,973,000

2)	Dividend yield for fiscal year 2025: 2.6%*

*

Represents the percentage of the total dividend amount (including quarterly dividends) per common share to the arithmetic mean of the closing prices of the common shares of KB Financial Group in the trading market during the one week period ending on the day that is two trading days before the record date.

∎	Appointed Non-Executive Directors and Audit Committee Members

–	Number of newly appointed or re-appointed non-executive directors: 5

–	Number of newly appointed or re-appointed members of the Audit Committee: 4

∎	Total Number of Directors and Audit Committee Members Following the Appointment

–	Directors: 9 (including 7 non-executive directors)

–	Members of the Audit Committee: 4 (all non-executive directors)

Details regarding appointment of non-executive directors

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Jaehong Choi	August 1962	1 year	No	• Professor, Startup College, Gachon University (Current) • Chief Director, Gangwon Center for Creative Economy and Innovation • Professor, Department of Multimedia & IT Engineering, Gangneung-Wonju National University • Non-Executive Director, Kakao Corp.	—
Myong-Hwal Lee	May 1964	1 year	No

•

Senior Research Fellow, Korea Institute of Finance (Current)

•

Director, Center for International Financial Cooperation, Korea Institute of Finance

•

Non-Executive Director, Woori Financial Capital, Co., Ltd.

•

Member, Sanction Review Committee, Financial Supervisory Service

•

Member, Postal Services Steering Committee

•

Professional Director, Korea Federation of Savings Banks

•

Member, Financial Creditors’ Coordination Committee

•

Vice President, Korea Money and Finance Association

•

Vice President, Korea Institute of Finance

•

Director of Research Strategy and External Affairs Division, Korea Institute of Finance

—

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Jeong Ho Seo	August 1969	2 years	Yes

•

Managing Partner, Wiz Law Group (Current)

•

Legal Counsel, Seoul Regional Office of the National Tax Service (Current)

•

Member, Tax Ruling Review Committee, Ministry of Finance and Economy (Current)

•

Non-Executive Director, Hanwha Solutions

•

Partner, Wiz Law Group

•

Non-Executive Director, Hyundai Capital Co., Ltd.

•

Member, Legal Interpretation Review Committee, Financial Services Commission

•

Member, Management and Budget Review Committee, Financial Services Commission

•

Member, Sanctions Review Committee, Financial Supervisory Service

•

Member, Financial Development Review Committee, Financial Services Commission

•

Non-Executive Director, Haatz Co., Ltd.

•

Member, Listing Review Committee, Korea Exchange

•

Non-Executive Director, Hanwha General Insurance Co., Ltd.

•

Member, the Disciplinary Committee of Korea Exchange

•

Partner, Dikeion Law Group

•

Non-standing Commissioner Tax Tribunal

•

Non-Executive Director, Hansol Chemical Co., Ltd

Whajoon Cho	February 1957	1 year	No	• Auditor, Mercedes-Benz Financial Services Korea Limited • Non-Executive Director, Pulmuone Co., Ltd. • Visiting Professor, Sogang University / Lecturer, KAIST (Korea Advanced Institute of Science and Technology) • President & CEO, KT Capital Corporation	—

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director
Sung-Yong Kim	March 1966	1 year	No	• Professor, Law School, Sungkyunkwan University (Current) • Member, Corporate Governance Research Committee Member, Korea Institute of Corporate Governance and Sustainability • Member, Management Committee for the Key Industries Stabilization Fund • Chairperson, Insolvency Law Institute of Korea • Non-executive director, SGI Seoul Guarantee Insurance • Non-executive director, Woori Bank, Co., Ltd. • Non-Standing Commissioner, Securities & Futures Commission	—

Details regarding appointment of members of the Audit Committee

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Whajoon Cho	February 1957	1 year	No

•

Auditor, Mercedes-Benz Financial Services Korea Limited

•

Non-Executive Director, Pulmuone Co., Ltd.

•

Visiting Professor, Sogang University / Lecturer, KAIST (Korea Advanced Institute of Science and Technology)

•

President & CEO, KT Capital Corporation

Sung-Yong Kim	March 1966	1 year	No

•

Professor, Law School, Sungkyunkwan University (Current)

•

Member, Corporate Governance Research Committee Member, Korea Institute of Corporate Governance and Sustainability

•

Member, Management Committee for the Key Industries Stabilization Fund

•

Chairperson, Insolvency Law Institute of Korea

•

Non-executive director, SGI Seoul Guarantee Insurance

•

Non-executive director, Woori Bank, Co., Ltd.

•

Non-Standing Commissioner, Securities & Futures Commission

Sun Yeop Kim	November 1969	1 year	No

•

Representative Director, E-JUNG Accounting Corporation (Current)

•

Member, Public Institutions Management Evaluation Committee, Ministry of Economy and Finance

•

Non-Executive Director, FARMSCO

•

Director, E-JUNG Accounting Corporation

•

Head of Financial Services/Strategy Division, Deloitte Anjin LLC

Jeong Ho Seo	August 1969	1 year	Yes

•

Managing Partner, Wiz Law Group (Current)

•

Legal Counsel, Seoul Regional Office of the National Tax Service (Current)

•

Member, Tax Ruling Review Committee, Ministry of Finance and Economy (Current)

•

Non-Executive Director, Hanwha Solutions

•

Partner, Wiz Law Group

•

Non-Executive Director, Hyundai Capital Co., Ltd.

•

Member, Legal Interpretation Review Committee, Financial Services Commission

•

Member, Management and Budget Review Committee, Financial Services Commission

•

Member, Sanctions Review Committee, Financial Supervisory Service

•

Member, Financial Development Review Committee, Financial Services Commission

•

Non-Executive Director, Haatz Co., Ltd.

•

Member, Listing Review Committee, Korea Exchange

•

Non-Executive Director, Hanwha General Insurance Co., Ltd.

•

Member, the Disciplinary Committee of Korea Exchange

•

Partner, Dikeion Law Group

•

Non-standing Commissioner Tax Tribunal

•

Non-Executive Director, Hansol Chemical Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 26, 2026	By:	/s/ Sang Rok Na
(Signature)
Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer